UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

Further to the Company's press release dated February 21, 2018 where the Company referred to Bayer’s plans to advance the CGEN-15001T program, the American Association for Cancer Research (AACR) has published an abstract to be presented at its 2018 annual meeting by Bayer entitled "Discovery and preclinical characterization of BAY 1905254 a novel immune checkpoint inhibitor for cancer immunotherapy targeting the immunoglobulin-like domain containing receptor 2 (ILDR2)," wherein Bayer indicates its plans to advance BAY 1905254 into first-in-human trials in 2018.  The abstract may be found on the AACR website at the following link:

http://www.abstractsonline.com/pp8/#!/4562/presentation/8540

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: March 14, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel